

Mail Stop 3561

March 14, 2008

Mr. Thomas Banks
Chief Executive Officer
flexSCAN, Inc.
27201 Puerta Real, Suite 350
Mission Viejo, CA 92691

> **Re:** **flexSCAN, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed October 15, 2007**
> **File No. 000-09283**

Dear Mr. Banks:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services